FRIDAY, ELDREDGE & CLARK

November 4, 2005

Mr. Jeffrey P. Riedler, Assistant Director	VIA EDGAR
Division of Corporation Finance United States Securities & Exchange Comm. 100 F. Street, N.E. Washington, DC 20549

   Re:   BNL Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
File Number 0-16880

Dear Mr. Riedler:

This letter is submitted on behalf of our client BNL Financial Corporation (“BNL” or the “Company”) in response to your letter dated October 12, 2005, addressed to Wayne E. Ahart, Chief Executive Officer of BNL.

Some of subjects for which comments were presented in your letter are relevant to the business or operations of BNL’s wholly owned subsidiary Brokers National Life Assurance Company (“BNLAC”).

Various persons assisted in preparing portions of the content of this letter and attachments including BNL’s employees under the supervision of Barry N. Shamas, Executive Vice President and Chief Financial Officer; BNL’s independent certified public accountants, Smith, Carney & Co., P.C., Oklahoma City, Oklahoma; and consulting actuaries, G. P. Monnin Consulting, Inc., Austin, Texas.

General

SEC Comment 1.

In light of the changing litigation environment throughout the United States, the requested acknowledgment may result in unintended and even unforeseen adverse legal consequences to the Company. We would appreciate the opportunity to discuss our questions and concerns by telephone before we formulate any additional response to the request. Could you please provide the name and telephone number of the appropriate person for us to contact. Thank you.

Management’s Discussion and Analysis

Critical Accounting Policies, page 11

SEC Comment 2.

The additional individual dental contract reserve amount of $611,410 which was booked in 2004 was for the individual dental contracts then (2004) in force and, necessarily, included reserves for the individual dental contracts issued in 2001, 2002 and 2003 which contract remained in force (not terminated) in 2004. The $611,410 also included reserves for individual dental policies issued in 2004.

In responding to your comment letter of September 2, 2005, the Company presented calculations showing reserves for the individual dental contracts for the years 2001, 2002 and 2003 and the totals for those years: Cumulative Gross Benefit Reserve for the three years, $280,292; and the combined After-tax Charge for the three years, $181,699. The Company also presented data on annual income, equity and net income. The purpose of such presentation was to demonstrate the small amount of money involved in subject matter of individual dental insurance contracts for the years 2001, 2002 and 2003 and the newness of such business for the Company. As of the year ended December 31, 2003 the Company estimated that reserves for the individual dental contracts were not material to those years.

In 2004, the Company recorded reserves for individual dental contracts which included the portion attributable for individual dental contracts issued in 2001, 2002 and 2003 which were still in force (not terminated) and the Company determined that such portions were changes in accounting estimates.

Accordingly, Paragraph 31 of APB 20 provides that the effect of a change in accounting estimate should be accounted for in the period of change. Consequently, a determination of materiality is not a factor in recording a change in accounting estimate. In a similar vein, Paragraph 21 of SFAS 60 provides that, “Changes in the liability for future policy benefits that result from periodic estimates for financial reporting purposes should be recognized as income in the period in which the changes occur.”

On page 15 of the Company’s 2004 10-K, the statement is made:

“Beginning in 2004, new reserve rules prescribed by most state insurance departments require additional reserves to be established to more properly match premiums and benefits for this product (individual dental policies).” (parenthetical added)

    Footnote 11 to the Company’s financial statements in the same 10-K contain a similar statement:

“The Company has marketed this product (individual dental policies) since 2001 and was notified by its actuary in the first quarter of 2004 that new reserve rules prescribed by most state insurance departments now require additional reserves be established to more properly match premiums and benefits for this product.” (parenthetical added)

The background for both of these statements is the same. In January 2001, the National Association of Insurance Commissioners (“NAIC”) authorized a standardized method of statutory accounting which is commonly referred to as “Codification.” In January 2001, the Arkansas Insurance Commissioner/Department adopted Codification. By 2003, the industry practice regarding implementation of Codification included emphasis on the Health Reserve Guidance Manual.  Before Codification, actuaries were given some latitude on determining reserves for individual dental policies. But, with the implementation of Codification, statutory reserves for individual dental policies were required to be more like those estimated for GAAP. The Company’s statements were trying to describe, in summary, the new requirements of Codification as pertaining to individual dental policies.

SEC Comment 3.

The following presents a draft of a revised, preliminary statement in a “disclosure-type format” which the Company is considering for use in future 10-K filings as part of Management’s Discussion:

DISCUSSION OF CLAIM RESERVE METHODOLOGY
(PRELIMINARY)

The Company, through its wholly owned subsidiary, BNLAC, has a single line of business which is life and accident and health insurance. The Company’s SIC code is 6311 which is a standard industrial classification used by the United States Securities and Exchange Commission (“SEC”). Using such SIC code, an interested person can research the internet website of the SEC, www.sec.gov, to find and review business and financial information of other companies which are in the same line of business.

The following is a summary description of the Company’s methodology for estimating its reserve liabilities for its insurance policies. The Company and management believe that this discussion constitutes forward looking statements and, therefore, this discussion is given full safe-harbor.

It should also be fully understood that there is absolutely no assurance that anything which the Company and its management have done in the past regarding its claim reserve methodology will be done in the future. The Company and its management are afforded full and complete authority and judgment in determining and implementing its claim reserve methodology which includes any and all changes which may be made from time to time.

The Company’s significant insurance product types are presently dental (group and individual), life (group and individual), and annuities.

In the life and accident and health insurance industry, the liabilities for claims and the related expensing of those liabilities are evaluated and recorded using estimates of claim reserves. BNLAC estimates its claim reserves using the general methodology described herein.

The liability for claim reserves generally consists of the following: (1) due and unpaid claims, (2) claims in the course of settlement, and (3) claims incurred but unreported. BNLAC records the actual liability for all claims that are due but unpaid, Item (1). But, with regard to the last Items (2) and (3), BNLAC must make estimates. The estimates are based on actuarial principles. BNLAC’s independent consulting actuary works with Company management in determining the estimates and the independent consulting actuary annually gives BNLAC a certification as to the amounts of the reserves.

BNLAC calculates and maintains claim reserves for the estimated future payments on claims incurred before the statement date. These calculations are based on actuarial principles in accordance with industry standards and applicable GAAP requirements. Development of such reserves is done with company management working with its independent consulting actuary. These reserves involve many considerations including but not limited to economic and social conditions, inflation, and healthcare costs. The claim reserves developed include significant estimates and assumptions based on management’s review of historical experience in consultation with its independent actuary. The extent to which future payments match the claims reserves is dependent on how well actual future experience matches the assumptions management makes regarding the future experience. These reserves are estimates, require significant judgment and, therefore, are inherently uncertain.

It is common in the life and accident and health insurance industry for a consulting actuary to give either (A) a reserve certification where the reserves are expressed as a range of numbers for each relevant reserve (the “Range Estimate”), or (B) a reserve certification where the reserves are expressed as a single number for each relevant reserve (the “Single Point Estimate”).

Where the Range Estimate method is used, the management of the insurance company makes its own choice to reserve an amount within the range. BNLAC does not use the Range Estimate for any of its insurance products.

Instead, for all of its insurance products, BNLAC uses the Single Point Estimate.

For BNLAC’s group and individual dental insurance, BNLAC’s financial personnel develops and makes a Single Point Estimate for the reserves which work results in BNLAC’s Single Point Estimate for the end of each fiscal quarter and year end. BNLAC’s independent consulting actuary develops and makes its separate Single Point Estimate for such reserves. BNLAC’s financial personnel and independent consulting actuary compare their Single Point Estimates, reconcile any differences and agree on a Single Point Estimate for such reserves. Annually, the Company’s independent consulting actuary gives a Single Point Estimate reserve certification to BNLAC with the agreed amount and BNLAC uses such certified amount without change.

For BNLAC’s group and individual life and annuity insurance, BNLAC’s financial personnel make the Single Point Estimate for each such reserve. Annually, BNLAC’s consulting actuary independently reviews the Single Point Estimates. If the independent consulting actuary agrees with the Single Point Estimates, he gives a reserve certification to the Company.

While claim reserves are estimated as an inherent part of the insurance industry, management of the Company believes that it follows standard industry practices in estimating claim reserves.

The following discussions of reserve methodology are separated by BNLAC’s product types as indicated by the section headings.

Dental Insurance - Group and Individual

For BNLAC’s group and individual dental insurance policies, BNLAC and its independent consulting actuary use a completion factor approach (sometimes referred to as the development method) which provides best estimates of the factors to determine claim reserves.

In implementing the completion factor approach, a review of payment history develops the completion factors. These completion factors relate what percentage of an ultimate claim is paid based upon its duration from date of service. Such completion factors are monitored over time and have been relatively stable.

However, with respect to claims incurred in the most recent months, the completion factors are not fully credible. So, as is common in the industry, a review is made of developing claims per insured by month and loss ratios by month. The BNLAC management and BNLAC’s independent consulting actuary make a Single Point estimate based upon their determination of the loss ratios and claims per insured for the current month.

Of all the assumptions made by BNLAC’s management and BNLAC’s independent consulting actuary, the loss ratio and the claims per insured per month for the most current month are the most sensitive ones for reserve setting. If the loss ratios and claims per insured per month increase, claim reserves will likely increase by some amount. If the loss ratios and claims per insured per month decrease, claim reserves will likely decrease by some amount.

In calculating reserves, management does not explicitly use claims frequency and severity.

Management reviews any trends in loss ratios and claims per insured per month in determining its estimate for the most recent month.

Life Insurance - Group and Individual - and Annuities

BNLAC reinsures a substantial portion of its life insurance and the associated risks and liabilities. See Item 1, Business, Reinsurance; and Note 8, Reinsurance, to the Company’s financial statements.

BNLAC determines its life insurance claim reserves by recording three items: (1) actual claims due and unpaid; (2) the claims received during the thirty (30) day period following year end (this is done by taking an inventory of claims received during the thirty day period); and (3) estimating a liability amount for claims which have been incurred but not yet reported by the end of the thirty day period.

BNLAC’s annuity policies are simple deferred annuities. The Company does not explicitly establish a claim reserve for its annuities since the liability is already held in the annuity deposit liability.

Trends in Loss Ratio and Claims Per Insured Per Month

The Company maintains monthly data on the total dollar amount of claims incurred as compared to the dollar amount of premiums earned for that same month for its major product type -- group dental insurance. This comparison, expressed in a percentage, is referred to as the “Loss Ratio.” As an example, if the Company’s gross dollar premiums earned for a month for group dental insurance was $1,500,000 and the dollar amount of claims incurred for that same month for group dental insurance was $900,000, the Loss Ratio for the group dental product for that month would be 60%. The Company reviews this data and the Loss Ratio to evaluate whether there are any “trends” such as the Loss Ratio increasing, decreasing, or staying the same. There are many inherent variables in the Loss Ratio such as medical expenses, inflation, random fluctuations, random events, general economic factors, specific economic or financial factors for the industries and businesses which are customers of BNLAC, or claims servicing methods and performance. The observation of the Loss Ratio on a periodic basis provides the Company’s management with a tool to assist in recognizing, determining and evaluating possible conditions or events which may have had or may have in the future an effect on the Company’s financial condition. The Company performs similar calculations and comparisons on incurred claims per insured per month or certificate holders in the case of group products.

      The Company believes that its recorded claim liabilities are reasonable and adequate to satisfy its ultimate claims liability. The Company’s recorded claim liabilities are, in accordance with industry practice, estimates of such liabilities.

Assuming a hypothetical 1% difference in the Loss Ratio for the year ended December 31, 2005, net income would increase or decrease by approximately $___________ and net income per common share would increase or decrease by approximately $0.000 per share.

The reader must fully recognize that the Loss Ratio may, and probably will, be affected by events and conditions which are or will be unknown to management and the reader must fully recognize that any trending of the Loss Ratio may not be indicative of changes in the Company’s financial condition.
While a presentation such as described above provides some mathematical and hypothetical numerical calculations, such calculations may or may not have any relevance to the Company’s future financial condition, earnings or cash flow.

END OF DISCUSSION OF CLAIM RESERVE METHODOLOGY (PRELIMINARY)

Long-term Contractual Obligations, page 14

SEC Comment 4.

The Company and its professionals have observed two basic approaches to presenting payments due for life and accident and health insurance reserve liabilities in the long-term contractual obligations table (“Long-term Contractual Obligations Table”) pursuant to Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operation, Form 10-K, and Item 303(a)(5) of Regulation S-K:

1.	Fill out the Long-term Contractual Obligations Table where the total payments due equal the reserves stated on the balance sheet (“Equal Method”);

2.	Fill out the Long-term Contractual Obligations Table where the total payments due do not equal the reserves stated on the balance sheet (“Unequal Method”).

At the present time, the Company has determined it will use the Unequal Method for presenting estimated future payments for Liabilities for Future Policy Benefits, Annuity Deposits and Supplementary Contracts and the Equal Method for Policy Claims Payable. Accordingly, the following is presented as a draft for discussion, in disclosure-type format, of the Company’s Long-term Contractual Obligations Table implementing the Unequal Method and the Equal Method, respectively:

Long-term Contractual Obligations Table

Payments Due by Period*
Long-term Contractual Obligations*	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Bonds
Operating Lease
Liabilities for Future Policy Benefits-Special Note and Note A
Policy Claims Payable-Special Note and Note B
Annuity Deposits-Special Note and Note C
Supplementary Contracts- Special Note and Note D

*THE NOTES TO THIS LONG-TERM CONTRACTUAL OBLIGATIONS TABLE ARE PART OF THE TABLE AND ARE IMPORTANT.

Notes to Long-Term Contractual Obligations Table:

SPECIAL NOTE RELATING TO NOTES A, B, C, AND D AND THE INFORMATION AND PRESENTATION FOR LIABILITIES FOR FUTURE POLICY BENEFITS, POLICY CLAIMS PAYABLE, ANNUITY DEPOSITS AND SUPPLEMENATRY CONTRACTS.

The data, information and presentation in this Long-term Contractual Obligations Table relating to the Company’s Liabilities for Future Policy Benefits, Policy Claims Payable, Annuity Deposits and Supplementary Contracts are all, separately and collectively, forward looking statements and are given full safe harbor protection.

NOTE A, Liabilities for Future Policy Benefits.

The estimated future payments to be made relating to the liability for future policy benefits do not match the balance sheet liability total. Total estimated future payments to be made will be funded by the Liabilities for Future Policy benefits plus future investment earnings and future premium revenue. Thus, the estimated future payments presented are funded by all three items, not just the Liabilities for Future Policy Benefits. The estimated future payments are based on many significant assumptions regarding future occurrences. Assumptions are made regarding such items as interest earnings, mortality, morbidity, and persistency. It is likely that the actual experience will deviate from these assumptions - sometimes materially. A number of factors can have an effect such as economic conditions, changes in policyholder actions regarding premium payments and withdrawals, mortality and morbidity improvement or deterioration, and inflation. Random fluctuation in experience could also have an effect. The determination of the amount of the liability is based upon estimates and the timing and amount of future payments is not always reasonably fixed and determinable. Because of the above considerations, the amounts and timing of future payments will likely vary from that presented in the above table.

Future payments related to short duration contracts such as group dental are not included in the above table in the line item Liabilities for Future Policy Benefits.

NOTE B, Policy Claims Payable.

The estimated future payments to be made relating to Policy Claims Payable do match the balance sheet liability total because this liability is comprised of the claims which have been incurred but are not yet paid and an estimate of the claims which have been incurred but are not yet reported for the period presented. The estimated future payments are estimates of future occurrences based on many significant assumptions and are forward looking statements which are to be given the full protection of safe harbor. In developing the Policy Claims Payable, assumptions are made regarding such items as loss ratios, claims per insured or certificate holder per month, completion factors, morbidity trends, speed at which incurred claims are submitted, and speed at which they are processed. It is likely that the actual experience will deviate from these assumptions - sometimes materially. Random fluctuation is likely. The determination of the liability amounts is based upon estimates and the timing of payments is not always reasonably fixed and determinable. Because of the above considerations, the amounts and timing of payments will likely vary from that presented in the above table.

NOTE C, Annuity Deposits.

The estimated future payments to be made relating to the Annuity Deposits liability do not match the balance sheet liability total. Total estimated future payments to be made will be funded by the Annuity Deposit liability plus future investment earnings and future annuity deposits. Thus, the estimated future payments presented are the payments funded by all three items, not just the Annuity Deposit liability. The estimated future payments are based on many significant assumptions regarding future occurrences such as interest earnings, mortality, and persistency. It is likely that the actual experience will deviate from these assumptions - sometimes materially. A number of factors can have an effect such as economic conditions, changes in policyholder actions regarding annuity deposits and withdrawals, mortality improvement or deterioration, and inflation. Random fluctuation in experience could also have an effect. The determination of the Annuity Deposit liability amounts is based upon estimates and the timing and amount of estimated future payments is not always reasonably fixed and determinable. Because of the above considerations, the amounts and timing of estimated future payments will likely vary from that presented in the above table.

NOTE F, Supplementary Contracts.

The estimated future payments to be made relating to the Supplementary Contracts liability do not match the balance sheet liability total. Total estimated future payments to be made will be funded by the Supplementary Contracts liability and future investment earnings. Thus, the estimated future payments presented are the payments funded by the two items, not just the Supplementary Contracts liability. The estimated payments are based on many significant assumptions regarding future occurrences such as interest earnings, mortality, and persistency. It is likely that the actual experience will deviate from these assumptions - sometimes materially. A number of factors can have an effect such as economic conditions, changes in policyholder actions regarding withdrawals (if allowed), and mortality improvement or deterioration. Random fluctuation in experience could also have an effect. The determination of the Supplementary Contracts liability amounts is based upon estimates and the timing and amount of future payments is not always reasonably fixed and determinable. Because of the above considerations, the amounts and timing of estimated future payments will likely vary from that presented in the above table.

______________[END OF CONTRACTUAL OBLIGATIONS TABLE]________________

Since the presentation of future payments relating to obligations for life and accident and health insurance policies is in the development stages in the industry, the Company would appreciate your comments, suggestions, references and observations.

Conclusion

Thank you for your continuing assistance and review.

Very truly yours,

/S/ Larry W. Burks.

                        Larry W. Burks

Cc: Wayne E. Ahart

LWB/sj